Filed by Nalco Holding Company
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934

Subject Company:  Nalco Holding Company
Commission File No.: 001-32342

On November 2, 2011, J. Erik Fyrwald, Chairman, President and Chief Executive Officer of Nalco Holding Company (“Nalco”) and Douglas M. Baker, Chairman, President and Chief Executive Officer of Ecolab Inc. (“Ecolab”), gave live presentations to Nalco employees in Naperville, IL, replays of which were made available to Nalco employees.  Accordingly, the following portions of the transcript of the presentations related to the proposed merger between Nalco and Ecolab are being filed.

Cautionary Statements Regarding Forward-Looking Information

This communication contains certain statements relating to future events and our intentions, beliefs, expectations and predictions for the future which are forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Words or phrases such as “will likely result,” “are expected to,” “will continue,” “is anticipated,” “we believe,” “we expect,” “estimate,” “project,” “may,” “will,” “intend,” “plan,” “believe,” “target,” “forecast” (including the negative or variations thereof) or similar terminology used in connection with any discussion of future plans, actions or events generally identify forward-looking statements. These forward-looking statements include, but are not limited to, statements regarding benefits of the merger, integration plans and expected synergies, the expected timing of completion of the merger, and anticipated future financial and operating performance and results, including estimates for growth.   These statements are based on the current expectations of management of Nalco and Ecolab, as applicable. There are a number of risks and uncertainties that could cause actual results to differ materially from the forward-looking statements included in this communication. These risks and uncertainties include (i) the risk that the stockholders of Nalco may not adopt the merger agreement, (ii) the risk that the stockholders of Ecolab may not approve the issuance of Ecolab common stock to Nalco stockholders in the merger, (iii) the risk that the companies may be unable to obtain regulatory approvals required for the merger, or that required regulatory approvals may delay the merger or result in the imposition of conditions that could have a material adverse effect on the combined company or cause the companies to abandon the merger, (iv) the risk that the conditions to the closing of the merger may not be satisfied, (v) the risk that a material adverse change, event or occurrence may affect Nalco or Ecolab prior to the closing of the merger and may delay the merger or cause the companies to abandon the merger, (vi) the risk that an unsolicited offer by another company to acquire shares or assets of Nalco or Ecolab could interfere with or prevent the merger, (vii) problems that may arise in successfully integrating the businesses of the companies, which may result in the combined company not operating as effectively and efficiently as expected, (viii) the possibility that the merger may involve unexpected costs, unexpected liabilities or unexpected delays, (ix) the risk that the credit ratings of the combined company or its subsidiaries may be different from what the companies currently expect, (x) the risk that the businesses of the companies may suffer as a result of uncertainty surrounding the merger and (xi) the risk that disruptions from the transaction will harm relationships with customers, employees and suppliers.

Other unknown or unpredictable factors could also have material adverse effects on future results, performance or achievements of Nalco, Ecolab and the combined company. For a further discussion of these and other risks and uncertainties applicable to the respective businesses of Nalco and Ecolab, see the Annual Reports on Form 10-K of Nalco and Ecolab for the fiscal year ended December 31, 2010 and the companies’ other public filings with the Securities and Exchange Commission (the “SEC”). These risks, as well as other risks associated with the merger, are more fully discussed in the joint proxy statement/prospectus included in the Registration Statement on Form S-4 that Ecolab has filed with the SEC in connection with the merger, which was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. In light of these risks, uncertainties, assumptions and factors, the forward-looking events discussed in this communication may not occur. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this communication. Neither Nalco nor Ecolab undertakes, and each of them expressly disclaims, any duty to update any forward-looking statement whether as a result of new information, future events or changes in their respective expectations, except as required by law.

Additional Information and Where to Find it

In connection with the proposed merger between Ecolab and Nalco, Ecolab filed with the SEC a Registration Statement on Form S-4 that includes a joint proxy statement of Ecolab and Nalco that also constitutes a prospectus of Ecolab relating to the proposed transaction. The Registration Statement was declared effective by the SEC on October 28, 2011. On or about October 31, 2011, Nalco and Ecolab began mailing the definitive joint proxy statement/prospectus to stockholders of record as of the close of business on October 11, 2011. WE URGE INVESTORS AND SECURITY HOLDERS TO READ THE REGISTRATION STATEMENT AND JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION about Ecolab, Nalco and the proposed merger. Investors and security holders can obtain these materials and other documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. In addition, copies of the registration statement and joint proxy statement/prospectus can be obtained free of charge by accessing Nalco’s website at www.nalco.com by clicking on the “Investors” link and then clicking on the “SEC Filings” link or by writing Nalco at 1601 West Diehl Road, Naperville, Illinois 60563, Attention: Corporate Secretary or by accessing Ecolab’s website at www.ecolab.com by clicking on the “Investor” link and then clicking on the “SEC Filings” link or by writing Ecolab at 370 Wabasha Street North, Saint Paul, Minnesota, 55102, Attention: Corporate Secretary. Security holders may also read and copy any reports, statements and other information filed by Ecolab or Nalco with the SEC, at the SEC public reference room at 100 F Street, N.E., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 or visit the SEC’s website for further information on its public reference room.

Participants in the Merger Solicitation

Ecolab, Nalco and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding Ecolab’s directors and executive officers is available in its proxy statement filed with the SEC by Ecolab on March 18, 2011 in connection with its 2011 annual meeting of stockholders, and information regarding Nalco’s directors and executive officers is available in its proxy statement filed with the SEC by Nalco on March 14, 2011 in connection with its 2011 annual meeting of stockholders. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, is contained in the registration statement and joint proxy statement/prospectus and other relevant materials that have been filed with the SEC.

Non-Solicitation

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.

Transcript of Presentation Given By J. Erik Fyrwald, Chairman, President and Chief Executive Officer of Nalco

J. ERIK FYRWALD, CHAIRMAN, PRESIDENT & CEO, NALCO:	Good afternoon everybody.

AUDIENCE:	Good afternoon.
MR. FYRWALD:
Looks like we’ve got a full house here.  Welcome to the United Way campaign kickoff [Laughter].  Thank you for coming!  No, seriously, we really appreciate everybody coming out to listen to Doug Baker, the CEO of Ecolab, soon to be our CEO, and myself, talk about what’s happening.  What I’d like to do today -- normally after a quarter ends, we talk about the results, how we did, the outlook for the next quarter, and where we’re headed, but today we’d like to do it a bit differently.  What we’d like to do is take the first 30 minutes or so, and just walk through the journey that we’ve been on as Nalco, and the momentum that you have built up that’s really propelling this company forward, and really setting us up beautifully for coming together with Ecolab, where we’ll be even stronger together.

. . .

The key differentiator, that you and others before you have built over the years, is the absolute leadership in service , onsite service, supported by leading technology, which together allows the customer to operate at lower cost and better environmental sustainability.  We do that better than everybody else, and we continue to build on that core strength, and the combination with Ecolab is going to further build on that strength.  Very, very complementary business models.

. . .
Just any way you cut it, this quarter was a fantastic quarter for the company, for any company, but I think a tremendous way to finish our run as a public company as we head into the combination with Ecolab.
. . .

Now, this page, you’ll see from Doug on his charts the Ecolab history of share growth and it’s been tremendous, and we want to help keep it going like that way, Doug, but we’ve also got a record to be proud of here.

. . .

And now as we transition to Doug’s charts, let me just tee up for you around my views of how things are going with the combination.  Let me start by saying we thought the combination made sense.  I talked to you the day we announced it about the strategic rationale and the practical reasons why it made sense.  As we dig deeper, it only makes more sense.  The integration planning is going well, you know, there are some challenges and some struggles, but overall it’s going well.  The cultural fit, every time I hear about people from Nalco and Ecolab getting together to talk about how we make the combination better, I hear that we love working together, that we really, really fit together culturally, and that’s everywhere in the world.  It’s not just here in St. Paul.  Our customer and sales force where the overlap is the biggest in food and beverage – very, very high on this.  In fact, I visited a number of food and beverage customers with some Ecolab sales reps and Nalco sales reps, and the customer was thrilled, our people were thrilled, their people were thrilled.  That’s where you want the excitement – in the marketplace.  Investors are pleased.  Both stocks have traded up since the announcement relative to the market.  This is not going to be easy.  There’s lots of tough work ahead of us, but I can assure you, my view is that the future is very bright for the combined companies when you take a look at it from the customer perspective, from an employee perspective or from a shareholder perspective.  This deal makes sense, we are making it work, and we are going to move forward together.

. . .

Transcript of Presentation Given By Douglas M. Baker, Chairman, President and Chief Executive Officer of Ecolab

DOUGLAS M. BAKER, CHAIRMAN, PRESIDENT & CEO, ECOLAB, INC.
Hi.  So I have a cautionary statement and it now takes two pages, because we’re in the midst of this deal.  So, I thought this is important for one reason…I never worked at Suez [laugher and applause], nor in private equity [applause].  So, and I got a dog, which somehow makes me more lovable.  So, look, I mean, like everybody, I’ve been working at Ecolab now for a little over 22 years, and I joined Ecolab, this is a funny story, after 8 years with Proctor & Gamble, and the way I learned about Ecolab was I recommended to P&G that they buy Ecolab, and I did all this work.  Ecolab at the time was about $800 million in sales.  So that’s 1989 when I joined, and P&G wasn’t interested in moving into that space, and so I became really enamored with the company, and I ended up knowing somebody up in the Twin Cities who was a headhunter, and I asked him if they knew anybody at Ecolab and they did, and so I interviewed and ended up taking a job up there.  Really, I was hoping for a lateral, but they made me take a thousand dollars less on salary, I think just to see if I really wanted to do it.  So, I went over there, and it has been one of the best decisions, not simply because I have this, but because this business model, which is really exactly the business model Nalco runs, which is taking technology, marrying it with in-unit service, it’s like people, technology, nature, customers all coming together is, I think, fascinating, and it’s a lot of fun, and so this model is very intriguing, and I think really one of the real powers of both of these companies, and it protects us in many ways, but what it ultimately does is allow us to bring unbelievable value to customers.  And it’s that value that really enamored me, and so what I want to do is three stages of a presentation.  I’m basically going to share with you our talk to investors recently.  So I’m going to give you a presentation that’s from an Ecolab point of view about Ecolab, I think it’s important for you just to hear it briefly, and I’ll go fast, and then also about the thinking around why the marriage with Ecolab and Nalco and how it makes sense and how we’re talking to the Street about it.  The next will be really more about integration, and it’s supposed to be more an objective, here it is, here’s our thinking about it, what are some of the principles, and then lead into Q&A, and I think at that point, Erik and I will stand up here and see how brave you are in terms of questions.  So, look, here’s what we talk about.  I don’t know if this thing gets to go backwards.  We serve three basic industries, hospitality, food and beverage processing, and healthcare, and our promise to our customers is it will help them be cleaner, safer, and healthier.  Either in outcomes and their environment, or in their products to their customers.  And we do it be driving a model, and so this is going to look very similar to you, right?  We take technology and service, training in unit, capture information, collect the information, bring it to the headquarters, try to develop new programs to go back and sell and help deliver on our promise a cleaner, safer, and healthier.  And so this is what we do over and over again.  And the majority of our folks are what?  Sales and service people.  And so we’re walking into these units on a very regular basis, and so one of our quips is, or my quips out when I’m talking to Wall Street, is we’re one of the last corporations on earth that still loves people, because it’s really how we grow, and it’s what it’s really predicated on.  And so that in our mind is our ultimate advantage.  It’s certainly technology, and so like Nalco, we measure our technology strength with a vitality index, our goal is 35% or above, and every industry’s got a little different goal, and we are typically right around 35 or a little north of it, you don’t want to be too far north of it, but it’s very important, and then also our sales and service team, which really, ultimately, is the reason, I think, that both companies have got great barriers to competitive entry long term.  I mean, everybody can build a plant, they can somehow mimic your technology, although we think both Nalco’s and ours is far superior, it’s very hard to build service teams that can deliver day in and day out.  It’s very complicated, and so it’s very important for us as we go forward, so it’s clicking…there we go.  So how do we go to market, then, with these assets?  We go under a strategy called “circle the customer, circle the globe.”  And so you know it’s a good statement when like five CEOs take credit for this.  Of course I can’t, because the other four prior to me are trying to, but it’s a great way of marketing what we do, and so, like you, we get beachhead with a customer, we try to make sure that we offer an array of services to help them have clean, safe, healthy outcomes, and then we follow them around the world.  And so we’ve ended up in 160 plus countries just like you have, for very much the same reasons.  And so we ended up with a very global business, and it’s one of our real strengths.  And our market is fragmented from a competitive standpoint as well, and so we stand here as the 2x leader, pre-merger, chasing a $57 billion market opportunity.  Our number two competitor is a company called Diversey, and Diversey, some of you know Diversey over the years because you had an alliance with them.  Everybody strays [laughter].  But Diversey is about half of our size, but if you go back just seven years ago, we were almost equal in size.

So let’s say they had a rough seven years, and we hope that they have another rough seven years going forward right as they go.  And as you may or may not know, Diversey did a great thing for us collectively:  they just formed a new alliance with GE Water, so, which I think is really perfect, because if there’s anything to bring two companies together it’s a common enemy, and we’ve got one, right?  So, anyway we chased this, we’ve got an 11 share.  So what is really our business predicated on?  Meeting the needs of customers, and I can give you page after page after page, and so this is just a highlight.  We too work very hard to have great positions with the largest players in the industries we serve.  So, I don’t care if it’s on the food and beverage side, if it’s on the restaurant side, if it’s on the food retail side, if it’s in the healthcare area, we have developed great positions with very large customers.  So we take care of McDonalds in over 120 countries around the world.  I mean, we sell them all the products they use to clean their restaurants, all the antimicrobials, we do a lot of their training, we do their audits, we do pest elimination, we do kitchen equipment repair in many of the McDonalds around the world, and we keep building it out.  And you know what? It’s our second largest customer, and we could 3x it, triple it with the opportunities we have there.  So, like Nalco, we have a lot of growth in front of us as we look at the business.  We have a balanced business.  Half of our business is basically in the US, the other half is outside of the US.  Obviously the outside of the US is growing faster than the US.  So that continues to migrate, and then if you look at the markets we serve, we are in food service, food and beverage manufacturing, healthcare and lodging would be the big four markets that we are exposed to.  And so those markets by and large have been pretty steady growth markets over the years, which gives you a firm foundation to continue to drive growth.  Now we have aggressive financial objectives, and so we raise and go after high bars.  Ours are 15% earnings per share year in, year out.  Do it in a way that’s sustainable, which means you’ve got to continue to invest in the business.  We want a 20% return on beginning equity, which means make a lot of money with the money that you invest in the business,  and continue to have a strong investment grade balance sheet, which heretofore had been an A-rated balance sheet, and now after the acquisition for a short period of time is going to be BBB-plus.  Some of you know what that means.  I had no idea what that meant until a few years ago.  It basically means it’s still a very strong investment grade balance sheet.  We get debt cheap, right, have ready access to it and still have plenty of money to invest in the business as we go forward, which is why we structured this agreement the way we did with a lot of stock, because we didn’t want to do all debt and end up with a impaired balance sheet.  So we still have an investment grade balance sheet.  So we’ve had years of strong financial performance, long years.  And so what we work hard to do, just like you, is take top line success and translate it into earning success, because it’s that money that you can use to reinvest in the business.  So, on EPS over the last five years we’ve grown by 13%, and as Erik just highlighted, the rest of the S&P hasn’t done so hot.  They’re up two percent.  So I think we’re throwing them dividends in one way or another.  And we’re also consistent, because very much like Nalco, it’s an annuity business.  Meaning a lot of this is consumable, so you can predict it.  And so we do give quarterly guidance, and we work hard to hit it.  We have a premium in the market of like literally 60%, I guess it’s higher now as a result, and so you’ve got to hit your numbers, but what we really are talking about here is we hit our number.  We don’t work to hit consensus, that’s somebody else’s number.  We work to hit our number, and so we’re very careful about what number we give out to the market.  If we’re going to have a disappointing quarter, we will just tell them and articulate it,  because you’ve got to invest in the business, and you’ve got to continue to do it.  So we push on performance, but we try not to overpush the business, because you do need to continue to invest.  But we have had a long track record, what was it?  78 out of 79 quarters, and the one missed was 9/11, was the quarter that we missed.  So what’s this translated then, obviously, you know, if you do this over a long periods of time, you end up performing well in the stock market.  So this is only fun because you get to say, like, we’re up 1348%.  So you don’t get to say that very often, and, of course, it’s not by any means it’s a measure of many teams, because this goes back to 1991, but even over the last seven years, we beat the market every one of the last seven years, and the market being defined as S&P.  And I would say another very common characteristic is both companies are recognized for doing business the right way, and so we are proud of that.  So that safety award that was just highlighted at the beginning of the presentation I think is outstanding.  Why?  Because it really shows, one, we’re going to learn a lot from you about safety, we aren’t nearly as good, and it’s going to be a big priority, but it also just shows the ethic of making sure we take care of our people, and that does need to be the first priority.

But we’ve been saluted for ethics around the world, for being one of the most innovative companies, for being one of the greenest companies, etc., all this stuff that people are proud to be associated with, either as an investor, an employee, or a customer, and we will work hard to continue to earn that type of recognition around the world. So where are we now? So as we stand here, this chart depicts the businesses we’re in, the green is opportunity, and the blue is how much of that opportunity we have captured today. And so really all you have to take away from this is there’s a lot of green left on the chart, and that’s important because that’s what you continue to chase, and when we look at the world, and this is how we looked at the world pre-merger, we thought there were a number of very interesting things going on that were going to [inaudible] our business long-term, and they’re interestingly very germane to the discussion when you talk about the companies together, populations growing, they’re eating differently. So the population’s going to go from 6, it’s 7 billion today to 9-plus billion. The population is basically growing over a 40-year period by 50%. They’re going to need a 100% more calories, because they’re shifting from grains to protein. And so while you’re raising chickens to eat them, they burn calories. So it’s a less efficient way, if you will, to feed the world, but this is what every society does; as they get more money, they shift to protein. And the only reason that this is important is because it drives food production, food safety, shipping of food and all the rest, which means that that part of the business, both the water side of it and the cleaning and sanitizing side, is going to have big winds behind it for a long period of time. Populations are aging, China’s got a huge aging population challenge, and as we all get older we need more healthcare, and so healthcare is going to be under. But then the most important ones for this room are energy demand and cost, and the need to conserve and then water scarcity, which you could educate me on and the rest of our team, so I won’t go into the detail. But for us those were very important trends as well, because they were important to our customers in terms of their ability to grow. So water has always been central to Ecolab’s strategy. We’ve had a small water business for a long time, which we are moving into Dave’s business, right, postclose, about $150 million business. We’ve been in it since 1994. It’s a long period, so we have an understanding of the technology, but I guess that would define cleaning as basically water treatment, and it’s not a stretch. So water and cleaning products. There’s builders to negate water hardness. We’re running 8 times the water through our R&D facilities. Basically what you’re trying to do is treat the water to clean substrates or to kill bugs, and we’re either doing it in washing machines, we’re doing it in large plants, we’re doing it in small restaurants. That’s what we’re doing, and so we spend a lot of time to understand it, but we obviously are going to get huge complementary technology, I think both ways, when you get these businesses together. Now cleaning in many of our customers is the number one water usage area, and then of course after they’re done cleaning, say a food plant, and we put antimicrobials in there to kill listeria, E-coli, salmonella. It then goes to the water retention pond and starts attacking the good bacteria people are putting in there to chew up the biologicals. So it’s a very related science and ultimately we knew we were going to have to understand and put these things together if we were going to fully meet our customers need long term. And I think absolutely it’s probably why Nalco partnered early with Diversey, everybody makes a mistake so you’re back, but I do think that is the logic that drives this, and it’s obvious to us that it’s a major issue and a major opportunity as a result. So together when you combine these businesses, we will be chasing a collective $100 billion opportunity, we will be about $11 billion in size, so we really have an 11% share, which means huge upside in fast growth markets. And so this a very important part of the story for two reasons, growth is critical to all of us fulfilling, I think, our obligations to the next generation, to our shareholders, to all the people who work for us, and all the people who aren’t here, and we have great reasons to believe that we can continue to grow. So then we spend time talking to the Street about Nalco, because we’re talking often to our shareholders who don’t know much about Nalco, and their first reaction is “What are you doing buying this big business?”, and so we’ve spent time going through the industrial logic, and I will tell you, the more people learn about this company, the more they like it. And as a result we’ve also had a lot of new Nalco shareholders come over and try to learn about us, and I would say all that conversation has gone quite well. So this the chart, we stole it from you, that we use, right, to explain Nalco, and to go through and really highlight the business and the opportunity, and so I’m not going to spend a lot of time on it, because I figure you know all this stuff. But we will also walk through markets served, but I think it is interesting for you to understand what the conversation is, and what we’re talking, and then we go through our five points of why this is so important, why this makes sense.

So the most salient is number 1. At the end of the day, the combined company is going to be a stronger, faster growth company for a whole variety of reasons: shared technology, shared knowledge of the model, stronger balance sheet, opportunities with customers. It better equips us to meet customer needs long term on both sides, and the way companies thrive is by being positioned to meet customer needs. And so you get into these jobs, and you all have probably had this experience too, you lose track, and you’ve got to go back to foundational. The only way you grow is by convincing a customer to give you more money, and the only way that happens is that you have the ability to help them meet their dreams and goals, and so it is like imperative that we continue to get stronger, smarter, and better at meeting customer needs. And every time I get lost, and you can get lost in these jobs, right? Shareholders, EPS and all this other nonsense, share price, it is not what drives the business. What drives it is having great teams, great technology and great capabilities to help customers meet their goals. That is the only way you succeed long term, and this does it in a great way. It will help in Ecolab’s customer base, and equally I believe it’s going to help in Nalco’s historic customer bases, because of the technology, know-how and frankly financial strength as we go through it. So, it’s a strong model and culture fit; I’ll talk about that and have some very interesting data there. Very compelling shareholder story, right, it’s going to be a creed of right away, it’s all those fancy terms, which means we’re going to have higher earnings per share next year together than we would have had separately even in a lousy economy, and then finally, we will have a strong balance sheet even after the deal. Now the last thing I say here usually is, you know, this is a better idea in all economic situations. I hope we have a strong recovery. I do not believe we will have a strong recovery. I also don’t buy into the double dip, but if there’s a double dip, we are better off together than not. If we have a mediocre recovery, we are better off together than not, and if we have a strong recovery the same is true. We have the financial strength. We are going to have collective strength. We will have more technology to sell to people, and we have many smart things that we can go do, right, to go drive the business forward in all three of those circumstances, and I would say by and large, the Street is understanding that. So the myth out there was that Nalco somehow was this huge cyclical company, and Ecolab has no cyclicality, and really, when we got down to it and diagnosed it for everybody and said let’s use 2009 as a great example, our volume was off 3-1/2%, and I think Nalco’s volume was off 7%. That was in like the worst imaginable storm you could take on. So you could say, OK Nalco’s modestly more cyclical, but you can’t call a 7% decline highly cyclical. I think General Motors is off 50%. You can call 50% cyclical. And the reason that’s important is why this company combined and individually has been so strong over so many years, because our customers need us almost no matter what if we’re there doing what’s right for these. So what’s the reaction been to the merger? Well, I think first day, not so good. Right? I don’t know if you guys were watching our stock price, I was watching it. How do I describe this? Our banker said your stock will probably fall 10%, and it fell 8.7%. So I describe it this way, if somebody came up and told me “Doug, I’m going to punch you in the stomach,” I’d say, OK, so now I expect it. It still hurts when they do it. So that was a lousy day, but I guess we expected it. Since then, I think as we’ve educated the Street and educated everyone else, it has moved very positively. People really understand what’s called the Industrial Logic, it sounds fancy, i.e., why these companies fit together, and our customers understood it the first day. And so I was getting emails right away from a bunch of large customers, a lot of them from the F&B space, but surprisingly I got a bunch from lodging, and I got a number of emails also, and so did the rest of our team, even from restaurant companies, “We think this is smart, we’re glad you’re thinking big.” Right? “We love both of these companies.” And then, of course, “Come on in and we’ll talk price.” And so analysts have moved a long way. So as we sit today on Ecolab analyst ratings, we have 13 buys, 3 holds, no sells, and I guess we had 14 in 2, City flip, they flipped back and forth. I guess he got so excited, we had a $7 run up from when he said buy, so he flipped to sell, but that’s PJ. But all in all, the analyst community is very much in favor of this transaction, and you can also see the guys who actually buy the stock are favorable too. And they see the logic, which is important, you know, you don’t want to have that battle to go deal with. So that’s the third party. So our conversation then goes to benefits. So there are synergies, and there are two kinds: there are growth synergies, which is a principal reason we’re doing this, but there will also cost synergies, and so I would rather just deal with this and talk about it, and I hope we have questions around this, because there’s got to be questions about this, and I’d rather have the conversation than dodge it as we go through it. So the growth synergies are the most important, but there are cost synergies, because there’s corporate overlap and there’s G&A overlap, and there will also obviously be long-term synergies in plants and warehouses and other things. But there are going to be synergies on both sides, and the opportunities are on both sides, and what we need to end up with is a strong, healthy company, but this is not a deal predicated on synergies.  In fact, the commitments we’ve made have been quite modest, that’s a word I hear all the time, or underselling or positioning, but the reason we’re doing it is we really want people focused on the strength of the combined company, not the fact that there’s these magical cost synergies.  Not that we won’t go after some, but that is not the deal’s basis. Growth, we say, we expect to have half a billion additional sales as a result of this.  A lot of it is really getting Dave Flipman’s organization sales into Ecolabs historic customer base.  Food & Beverage is a huge opportunity, and we have big position in many of these places.  We have like 70% penetration in the world’s dairies, and dairies are big consumers of water, and we didn’t have the capability to meet their needs in water prior to this, and so it’s really driving that capability, and then frankly probably introducing some new capabilities, but there is plenty of opportunity.  Cost synergies we have talked about $150 million and realizing them fully by year three.  So let’s talk growth quick, and then we’ll get into cost.  So growth.  Food & Beverage.  Here’s a chart we use to talk about food and beverage.  We do a lot in these plants.  So we sell all the products to kill all the bad bugs.  So we have great antimicrobial expertise.  We put cleaning in place technologies, CIP, we invented it 50 years ago.  We run the stuff through all the infrastructure in the plants, so we’re cleaning, sanitizing, and then also rinsing, so the water ends up as efflucent.  But we do a number of other things.  We’ve got lubricants for lines, which are now dry lubes, and we end up in all this other technology, because we’re in there day to day.  We’ve also added fledgling water business.  So it’s small.  We don’t have great technology, but we’ve had great success driving it, and so that business is growing by 20 plus %, small base, right, easier to grow a 150 million 20% than a huge one, and you’re double digit, which is an impressive feat.  So we drive this.  So when we look at this there’s water flowing in the plant is captive water and there’s water flowing out.  All this stuff you know, and this is all important to these customers.  And so where does Nalco fit in a whole host of areas?  And our customers understand this, Nalco gets it, we get it, and there is a synergy in a marriage between our chemistry historically and Nalco’s chemistry, and we have the ability to build something quite special for these guys.  So when you look through these industries, there is huge growth opportunity.  So today, say in the meat processing business, we may do a $1.3 million, there is an additional million bucks in an average plant when we start adding water in these.  Nalco’s share in these plants is historically much lower in the F&B side than it is in the broad industrial side.  So it is big opportunity, because it is also higher margin, and so this is a business that we want to go capture, because it basically solidifies the business on both sides long term, and so we’ve got other opportunities.  This is big opportunity to drive WPS growth and accelerate it around the world.  The models besides the growth opportunities are quite complimentary.  We run the same business model, we have similar cultures, we think about sales and service in the investments and in investments and technology in the same way.  So we both have made sizable investments in those areas.  We both have a huge patent portfolio, technology centers around the world, right, and big sales and service teams.  Ours is larger simply because we have more customers.  We’re selling a million end units where we’re providing often monthly service, just a different business make-up.  So when we went out and did a survey of the Nalco and Ecolab organizations, we asked two questions:  How you feeling about this?  So, you might not be surprised, the Ecolab team is really excited about this merger.  I’d say the Nalco team understandably, right, is excited, but less excited, probably because there is more nervousness in terms of what the impacts are going to be, and you’ve been through several of these in recent years, I mean, this is, I imagine, what’s happening, but still very strong in terms of engagement of doing it.  Then we map cultural fit, and so the reason you can’t really see two lines is because it’s as close to the same as you can imagine.  And so what we went down is 15 issues, and you had to be on either side of a bar.  We were on the same side of the bar on all 15 issues.  The only places we had any differences were, we had a different delta in terms of how far on one side of the bar than the other, and so the point is, these are similar cultures, and so we had a review today, we were talking about integration, how it’s going, and what’s driving people crazy, and as we talked about it, the thing that we heard out of six people in a row was, “Ah, it always gets better when we start working with the other Ecolab team.’  It’s very similar in how we think about the business, and how we thing about progressing is very much the same.  So in total, when we look at this, we say the fit, the ability to go meet customer needs, the fact that we run the same model, that we care about sales and service teams, and we believe they are huge value-adders that R&D is core long term to driving this, that people are our best asset, is very, very important to both companies, and this gives us a collectively stronger foundation.  We will be over $11 billion bucks; we’ll have a lot of free cash flow;  we’ll have the ability to reinvest in the business and pay down debts.  And so when you look at the combined, you’re going to be north of 11, we’ll have stronger net income in this, because there’re opportunities that are created, we have very strong returns,  we will end up with very strong cash returns, which is what the investment community has figured out, which is important, it’s why they invest in us, the vitality indexes on both sides are strong. This team has made some very bold steps in doubling R&D spend right after years of not spending enough, which we agree is very smart, and we will have a large valuable business and nearly 40,000 employees, and when you look at the respective Q3 results, both companies are doing well.  Nalco is doing outstanding, and so we reported ours a couple of weeks ago, we had 11% top line, 14% adjusted EPS, and Nalco just knocked out 15 and 15, which is really a very amazing number, and I would say Nalco, the deeper you go, the better the performance was in terms of what’s happening in pricing, what’s happening in the underlying growth rates, and what’s going on in the businesses.  And so you have two businesses with very strong growth prospects right now coming together, which is exactly the right way to try to do these, not when somebody’s in trouble, not when you’ve got a bunch of problems, because we can be thoughtful about what we do as we move forward.

So where are we in the merger? There are two big things we’ve got to clear. There is the SEC. The book is out in the latest edition, and so it’s out and it’s certified, which means it is accepted by the SEC. The date for the vote has been set for November 30, All right? So all that part is done. The second part is antitrust clearance. And at this point in time we have had antitrust clearance everywhere except for Europe, where we expect no issues and to have the clearance very shortly, and in China, where, again, we don’t except any issues because there is no overlap, but we are working through their process. We’ve got the financing to close the deal, so all of you who are shareholders, you’ll get your money, All right? And as we go through this, you know, we’ve got a dedicated integration team, and so that team is really comprised of 50 people, 25 roughly from Nalco and 25 from Ecolab, who’ve been doing really an amazing job pulling together a lot of work streams. And what we want to do is get through as much of this as fast as we can, except where we’ve got to be very thoughtful and think through the issues. There are a lot of no-brainer issues. You’ve just got to go and decide and get through how you’re going to report? What are reports going to look like? And then, there are other things we got to be very smart about. Where are we going to do work and how are we going to do it? And so we want to do the easy stuff quick and the other stuff allow ourselves time to think.

So, let’s talk about the spirit of the merger. So, I get this question a lot. All right, What is this? I don’t know. Is this an acquisition? Probably. I don’t think it really matters. Because there are mergers that are done like acquisitions and integration. There are acquisitions that are done like mergers. And what we are working to do is, the only part that I think really matters, is what spirit do we want to bring these companies together? And I would use the word “merger”. And the reason I say that is, both companies do a number of things amazingly well. I think Ecolab does some things better than Nalco, and I know Nalco does some things better than Ecolab. We need to end up preserving the strength of each company. So I mentioned safety. You guys are much better. I was going to say you kill us in safety, but that seems to be a bad phrase. [laughter] So you much better – I mean, really—your metrics in safety are far superior to ours. And so we’re going to go to school. We want to learn. It is going to be a foundational principle of the combined company. And we are going to learn – and basically, what are we doing? We are adopting the Nalco safety program. Plain and simple. Hasana’s going to run it. She is going to be in charge of safety for the combined company. I mean, that’s how we’re going to go after this thing. And, I’ve told our leaders, I said, “Hey, look, you can argue all day long, here are the facts.” And we need to learn, and we need to become much better in this area. There are going to be areas that you discover that we may do better, and my expectation is, you know, let’s figure this out. What we need to do is end up being a stronger company. And so when we talk about that, we are interested in engaging the talent, we’re interested in moving forward.

So everybody joins the Company, say Day 2, like, if you’ve had 13 years at Nalco and I’ve had 22 years at Ecolab, I start Day 2 with 22 years and two days, and you will have 13 years and two days.  That’s how it is going, that’s for benefits, that’s for all other things as we go forward.  That’s what you going to have.  You’re going to be, your time vests.  So we’re all walking into this the same.  Where people come from, I could care less.  I don’t care about schools.  I don’t care about how long, I mean really, I care about performance, I care about commitment, I care about future capabilities.  I mean, I think, that’s what everybody is going to be judged on.  And so, I do not want a situation, I don’t want you to believe there is one, and all you can do is judge us on actions long term, that people are going to get a shot based on what they can do, not if they’ve been at Ecolab or they came from Nalco, and we don’t want favoritism going either way.  It really needs to be, there is going to be awareness, there’s going to be mistakes.   You’ve got 40 thousand people and God knows you’ve got mistakes today. And we do in Ecolab too.  But the principle is going to be, we don’t care if you were at Nalco first or at Ecolab first.  I will tell you what.  If we’re promoting in the water business,  Nalco folks are going to have a monster edge ([whispers]  because you know the business better).  Right?  It is going to be what counts.  We will work to be fair and smart.  We are not going to have political quota systems.  And we haven’t done that.  And so we would put up with some flack, but what we are working to do is end up with the best folks in the best, in the job. That’s what we’re going to work to do.  And I know, sometimes, if it’s not exactly the right count, people going to say “see—it’s not true” —and the only way I can do that is have a quota system and say, “No matter what, we gotta go and do this.”  And we think that was wrong.  And Erik and I saw this exactly the same way.  Very early in the conversation.  And things changed so I wouldn’t get too caught up on it anyway.

So stronger, better company is the goal.  Better equipped to serve customers this is what we're going to go try to do.  We announced the leadership team and I am happy to talk about that as we went through it.  And in some jobs there weren’t two players.  Like many jobs, there was one player because one side didn’t have that job.  So that was a pretty easy decision.  If we decide that we’re gonna keep the job.  And in other places, we’ve had frankly, some very challenging decisions.  And in some places, I think we came up with fairly wise solutions into how we’re going to handle this thing.  So the priorities, and then I want to get on to Q&A, because you guys have listened to a lot of slides.
As we come out of this, I would guess the real importance is:  How do we come together and how do we focus on what’s most important, which is taking care of customers and taking care of our team?  And so we’ve put this out together, which is the real priorities that we would like to focus on as we get together and leave from day one.

And the first is:  understand that we’ve really got to go create one company.  We have all got to rally around and understand our heritage and enjoy our heritage but really focus on the future.  And how do we leverage Ecolab technology in Nalco and Nalco technology in Ecolab?  Nalco’s safety record, Ecolab’s financial?  Whatever it is.  And how do we get focused on doing that to benefit the business instead of worrying about things that were or have been?  And this is really on both sides.  And I am blessed with one great trait.  I have the world’s worst memory.  And I really do have a bad memory.  I can remember numbers, but I can’t remember anything else.  And the reason it’s important – I believe this – is because life is gotta to be forward.  And what are we going to go do to make this a great success?  And then that gets into making sure we win with the largest customers,  It’s important to both sides, that we continue to win in the fastest growth areas.? Money is going to go where growth is.  And if energy and water demand 80% of the money to go fuel their growth and that’s the smartest place for us to put our money, that’s where it’s going.  I don’t care what Ecolab’s heritage is.  I don’t care about any of this stuff.   We’re going to put money where the best growth opportunities are.  Period.  All businesses are equally loved, Day one.  And so one of the key focuses, and the reason Nalco has been so successful, is I do believe the way you have long-term success is you don’t start believing that short-term success isn’t important on the path.  That we want to win short term in a way that strengthens the company and enables us to meet our long-term goals.  But there is never this conversation about, “Well, you know, it’s just a bad year.”  We want to understand our challenges, overcome them and deliver.  And it’s exactly what Nalco is doing right now, it’s exactly what Ecolab is doing, which is why I am so bullish about the combination as we go forward.  So what must happen?  It’s really focus going forward on what needs to happen to make customers happy.

So what’s it mean to you?  I’d say, look, I think you’re going to join a great organization.  I am telling you Ecolab is joining a new organization too.  They don’t quite – they probably underestimated, and I’ll bet you’re overestimated.  But there are going to be changes.  They’re going to be changes for you, they’re going to be changes for folks in Ecolab, they’re going to be changes for me, changes for Erik.  I mean, it is unavoidable.  I am not sure that’s wrong.  And I think we need to learn to embrace them.  You are doing very important work.  And so we hire a lot of people because they are very excited about what Ecolab does and the mission just got bigger and stronger.  I will tell you, I think our value to society is huge.  We know we save lives every day.  And it’s a very valuable asset.  You do too in a number of ways.  And we want to make sure this is front and center.  You’ll be part of a larger organization, stronger, more to offer to our customers and, I will tell you, longer term more career opportunities.  So this is really about how to we get to our potential, and what do we do?  What I would like now to do is to close, and what do you have?  Do you want to join me and let’s do Q&A.

Transcript of Question and Answer Session Following Presentations by J. Erik Fyrwald and Douglas M. Baker

FEMALE SPEAKER 1:	Now for the Q&A session, we’ve got three mikes throughout the room. I know a lot of you guys have questions. But, if you guys can wait for the mike, raise your hand and we’ll come to you.
MR. FYRWALD:	First one gets a prize, so.
[Laughter]
AUDIENCE:
Hello.  My question is, with analysts’ reports out in the marketplace, questions have come up on the segments that on paper and energy and what the future potential is for those.  Why do we understand the combination?

MR. BAKER:
Well, I will – I was just – we were walking here, laughing about some of the questions I’ve been getting.  I would say two things.   We are really excited about all of Nalco.  And, I would say energy.  If energy were for sale separately, we would have bought it.  And, so there is absolutely no doubt that energy is important.  And, we had questions early when we were having early conversations.  But, I guess our understanding of energy, the market, the technology and everything else.  We think it is a fantastic business.  And, so all we really want to do is support the energy business in the way it needs to be supported.  Financially, with capital, with technology, with management and all the rest of talent.  So, I mean there is no issue there.  And, I realize that those questions are gone.  And, then paper, I guess, you guys get, you got paper questions all the time.  People come up:  “Are you going to sell paper?”  I said, “well, you know we don’t even own paper.”  So, it’d be hard to say.  And, I would answer it this way.  You know, no there’s no decision, right?  And we’ve all kinds, I have fourteen distinct businesses.  I guess we’ll end up with 17, you know, at the end of this.  And, paper – if you start looking, you know, what happens is the performance matrix, I think are underestimated by the analysts and everything else.  But, as I see it, all of our businesses – and we get this – I got businesses that think they’re on the selling block all the time in our company.  And our real deal is, you know, we don’t have a long track record of selling a bunch of businesses.  We work to go make them work.  But really the best thing to do to secure any future in any business is…

MR. FYRWALD:	Perform.
MR. BAKER:	…perform. And that’s exactly what’s happening in paper right now.

MR. FYRWALD:
The third quarter paper had an 11% reported sales earning, sales growth and 9% organic sales growth and very strong earnings growth.  So, we had this question back, going back four years ago.  I got this question every call, every analyst interaction.  “When are you going sell?”  The question is when are you going to sell paper?  Right?  And, so we talked about – we’re looking at our strategic options.  We’re open to what’s best, what makes the most sense.  But, we – you know we would prefer to have the paper business perform well.  Well, guess what?  The paper business has performed very well.  And so, businesses that perform better become more strategic.  And this business has performed very well and we’d like to see that continue.

MR. BAKER:	If you lined it up in total business performance with all the businesses, say you had 17, it’s not anywhere near the bottom. Right. So.
MR. FYRWALD:	Next question. Over here.
AUDIENCE:	With two strong brand names, both Ecolab and Nalco, are there any changes in place for keeping both brands separate or divisions or …..
MR. BAKER:
I think all we’ve said, and I don’t know how you guys have communicated is this.  The corporate name and the company names are going to be Ecolab.  But we are going to still retain the Nalco name in the water area and the energy business.  You know, the Nalco name has great equity in the market.  I mean it’s been the number one water technology leader for decades.  And, so, we recognize that and value that.  So, there’s no interest in trying to undo that and reeducate a bunch of customers.  We don’t see any benefit to that.  And, so the plan is – I mean we’re going to continue to market Nalco.  Now, will there be a mention of Ecolab?  Yes.  But, it’s Nalco is the brand name and the trade name that’s going to continue in the water and energy space.

MR. FYRWALD:
And, when we talk about the water space, we talk paper – we’re talking about water too.  We look at the paper businesses as being a water business.  You know, when the water process starts with 1% pulp and 99% water and the whole goal is to get to the dry paper and take all that water out.  But, guess what, that’s water technology.  So, you’re talking about Nalco water business, that includes the Nalco paper business and the Nalco energy business.  We’ve got great brands.  I can’t imagine any customer that doesn’t want to continue to be serviced by Nalco Water or Nalco Energy.  And, those brands will be strengthened, not weakened.

AUDIENCE:
There’s been a lot of discussion about global vs. regional and how Ecolab does their business versus Nalco.  I wonder if you can comment about how you can anticipate things going forward.  It wasn’t quite clear when you showed your management structure, as to whether one or the other would be emphasized or how that would work.

MR. BAKER:
Yes, you know, within Ecolab we have got global businesses and we have some businesses that were running regionally.  Some of it is based on history or where we are in the evolution.  But, where we’ve been moving to is much more global business models.

MR. FYRWALD:	Where the customers are moving.

MR. BAKER:	Yes. So, if you take our F&B, Food and Beverage business, which is a business doing food safety and sanitation for food and beverage and industrial customers. That business is run globally. And, so it’d be very much like how Dave is structured to go run his business today. And that was really formed that way I’d say in the last two, two and a half years. So, that’s been more of an evolution and so there is no plan, right, to undo the global nature of either the energy or WPS business. In fact, what we would say is we’d just probably balance the company more on a global basis, which is a direction that Ecolab was moving also. Now, the other businesses in Ecolab will move based on where the customers are, where the talent is, are we ready to do it. So, that’s a journey that we’ve been on for a while. And, we aren’t going to change the pace of the journey because of this, because really what’s dictating it is got nothing to do with whether we merge with Nalco or not, okay. So, we’re going to be a little bit of a hybrid still for a while, which I think will work. And, we’ve been making it work. But, what we don’t want to do is just snap our fingers and say we’re global now and institutional. But not have the support networks, not have the talent, organized in the right way or have the reporting systems organized so that you can be successful doing it. We’ll do that when we’re ready.
MR. FYRWALD:
And what I would add to that though is that, you know, in our brick plus strategy and your emerging market strategy, encircle the customer and encircle the globe, it’s really, really important to invest with really strong people in these markets.  You can’t do it from St. Paul, you can’t do it from Naperville.  You’ve got to have strong people in China, Chinese people driving China.  India.  You know, the same way in all these growth markets.  And, together that investment becomes a lot more leveragable.  So, you get an infrastructure in China.  We’ve just doubled our business in Asia Pacific.  You know, you’ve got a lot more to drive from that infrastructure cost.  Whether it’s a headquarter building, whether it’s a technology center.  Whatever you’ve got, training capability.  So, yes we’ve got to run our businesses increasingly global, but we’ve got to win locally.  And having this critical mass of businesses with a similar business model.  This is not talking about some conglomerate with way different businesses.  This is a similar business model.  It’s going to enhance our ability to drive brick plus emerging markets, circle the globe.  Not detract.

MR. BAKER:
So, Eric Maline has the responsibility for the combined companies Asia Pacific business.  So, he’s going to directly run the Ecolab businesses that are regional.  And he will be responsible for the combined infrastructure.  Right, so that it comes together and we drive it.  Both the Nalco and the Ecolab historic infrastructure.  Water is going to continue to be run as it is and report directly to Dave.  Right, and Energy is going to report directly to Steve, right on that basis.  So, that’s how that’s going to be structured.  But, we wanted to get the infrastructure together and have a leader who’s going to be responsible for orchestrating and understanding the decisions that need to be made on the ground there.

MR. FYRWALD:	That way you’re cost effective. You’ve got the critical mass and you’ve got the connection to the global business.

MR. BAKER:	Right, so.
MR. FYRWALD:	Rene.
AUDIENCE:
Okay, outside of food and beverage and institutional, where I think the growth synergies are a little bit better understood and well defined.  What would you offer to a sales rep on the Nalco side, who may be selling to an energy customer or paper customer, is as an elevator speech, as to, you know, help translate the excitement in the marketplace, to basically get that customer excited about the deal.

MR. BAKER:
You know, I don’t know that there is, you know, an equal story in every one of our businesses, nor is there on the Ecolab side, so I don’t want to pretend that it’s exactly equal everywhere.  Nor can any strategic initiative be that way.  But, I would say this.  I think on energy, there’s technology and that’s already being looked at, that Ecolab has we think will benefit the energy business.

MR. FYRWALD:	Specifically, Biocides Answer Factories.
MR. BAKER:
Right.  Anti-microbials.  Which we’re pretty deep in and need to be and understand their interaction and very different pH pads in different places.  So, I think there’s technology that’s going to be shared, solidification, how we run solids, what does that mean for different industries.  Right.  But that’s stuff that can be shared and I think that’s going to support it.  I think in the energy side, the other thing is, honestly, you’re going to have more money.  Right.  And, to get after strategical alternatives and to get after AMA, or to buy technology that we need to grow that business and propel it – is going to be much more easily accessed, post merger than it was previously.  Right, so those are real benefits.  On the paper side, I can’t say that I’m as well versed, but I can’t imagine there’s not some technology and others that may have benefited.  But, you’re still in a stronger financial footing to go forward. There are more opportunities in the company for people that are working in these organizations, because these models are similar and we do like to move people from business to business.  Because we want flexibility long term.  We want people to know how to run different models.

MR. FYRWALD:
And, the strong balance sheets certainly helps with acquisitions and there are acquisitions that we don’t talk to everybody about that we would have liked to have made, but our balance sheet didn’t allow us to do it.  That goes away, as Doug said.  But, we’ve also had a number of energy customers and large customers in the heavy industry, ask us about our balance sheet before.  They feel a little uncomfortable having a huge amount of their production set up with a critical supplier that doesn’t have a strong balance sheet when times are challenging.  So, the strong balance sheet cuts across the whole company.  It’s a much healthier thing, to be going out there being an aggressive growth company with a strong balance sheet, than a weak balance sheet.  We made aggressive growth investments, despite our weak balance sheet and that’s a tough thing to do.  That’s why it was often very tough to talk to investors about it, because they don’t really go together.  We forced them because we saw so much opportunity.  A strong balance sheet is much better for a high growth company in many ways.  Across all the businesses.

AUDIENCE:
I think it’s pretty clear we’ve got a lot of synergies in food and beverage in institutional from a water side and then the Ecolab side, so from a sales perspective, customer-facing perspective, how are we going to manage the rep interaction.  Are there still going to be those two independent reps coming into that one plant, managing both pieces of business or will that be one rep managing both or the entire facility?  How do you envision that going forward?

MR. BAKER:
I’ll take a crack.  We have this situation in Ecolab and a number of our businesses, where if you go to our Marriot Hotel, we’ll be providing all the laundry products, all the kitchen products, the pest elimination, the kitchen equipment repair.  We used to do water.  But now we’re doing the Hyatt. . . .  And so, there are a bunch of – and in that case we’re having five or six technicians or sales specialists walking in to deliver that.  Because you can’t be an expert at all.  The way that we’re running our water business today that’s going to reverse integrate, integrate into Dave’s group, is when they’re walking into F&B plant, we have a water specialist walking in there along with our food safety guy.  Separate people.  And, I would envision that it’s going to be that way.  Because you need to have the technology and domain expertise to do that.  Now, how do you call on Nestle globally and how do you call on Hormel.  That is where as a company we’ve worked to do that.  We do not believe we are going to have any fewer corporate account people.  But if we can go create some capacity, we want to get after new customers and probably point some people in new directions.  But, that’s going to be done over time.  Right, you don’t muck with those relationships very quickly, so we’ve been through it.  So, I guess I would envision — I’d be very surprised if we ever came out.  If you brought McKinsey in here, right, here’s what they would tell you.  Not to pick on them.  But any of them.

MR. BAKER:
Yes, I know.  We have a brilliant idea, you guys have all this overlap.  Why do you have all these people walking their account.  Would it be a lot cheaper to have one.  And you could get rid of all these people.  The problem is, you don’t have the expertise, you don’t keep the business.  And a lot of the value that we’re driving, that you’re driving, is that with the expertise of that person delivering it in unit.  So, that’s the business we run.  And, I would say – you know I got some pre-questions – “what’s the difference between us and Suez besides I don’t speak French.”  Right?

MR. BAKER:
I mean this.  I would say it is – we do.  I mean, Eric and I spent a lot of time on this.  I mean, we do appreciate this model.  And we invest in field technology, and we invest in the field.  And we worked at investment technology, because it’s the only way to grow it.  And, what we really want to do is to have a well-equipped team who’s jazzed to get after the business.  And, you’re not going to get that if everybody thinks that we’re bringing all the consultants in to slash and burn.  And, it’s just not how we’ve grown our business over the years and we have 28 – I see this chart with us with 28,000 people.  I go, my god, how did that happen?  But, it is exactly how we grow.

MR. FYRWALD:
And the integration teams that have been working on this are not, haven’t even thought about changing organization structure.  It’s all about opening doors.  And, let me tell you, the studies so far has shown there’s tremendous opportunity for Ecolab opening doors for Nalco people to go in there and bring the water expertise.  There’s almost as much opportunity for Ecolab people going through the Nalco doors that we open.  And, this is nothing to do with organization change.  This is just opening the doors, where you’ve got a relationship, so you don’t have to take a year or two years to build that relationship.  You’ve got the trust, the relationship, you open the doors for the right person in the right way.  You go in there and you earn the business with the expertise.  I agree with you that the key account thing we’ve got to ask over time – how do we best service these global key accounts with the right relationship at senior levels.  But, near term, it’s about just opening doors to get that 500 million we talked about.  That’s all around opening doors for each other.

MR. BAKER:
So, it’s better having two people calling the same account than having no one call on it.  So, it sounds silly, but you know, you do get into the business of what mistake you want to make.  And, I guess we would rather have too many people calling an account, than too few.  Because you’re not going to grow if you don’t have the accounts covered and you’re not providing the service.

MR. FYRWALD:	Yep. Next.
AUDIENCE:	Question. Can we get an update on what’s going on with the building? Are we? …..
MR. FYRWALD:	With this building.
AUDIENCE:	Yes.
MR. FYRWALD:	I’ll answer that one, how about that. Do you want to take it?
MR. BAKER:	It’s a nice building. Well, first we’re going to add on.
MR. BAKER:	We’re a little worried about the space constraints around here.
MR. FYRWALD:
There’s no change from our last discussion on this.  Stuart went through that, you know, we’ve been looking at this for a while.  That, we’re considering other locations nearby.  We’ve got to have a significant location like this in Naperville.  We do not like our lease.  It’s got another, what is it, 19 years left on it.  It’s onerous, it’s not market based.  But, we’ve got it and we’ve got to deal with it.  So, we’re looking at options.  What I would say, is don’t worry about it.  There’s nothing that’s about to happen.  We haven’t found any magical way around what the situation that we’re in.  But, over the next year or two years, we’ll look at, is there another option that makes better sense for us going forward.  But we will continue to have a very strong presence, either in this building – which is the most likely scenario.  Or, another facility close by.

MR. BAKER:
And so, I just – Naperville is going to be an important part of the map going forward too.  So, WPS is staying here.  R&D for Water is staying here.  In fact, we’re moving some water, the water capabilities that were in St. Paul here.  So, that is – I mean I think this  has been announced, decided – we don’t plan to have everything in one site.  You don’t want it that way anyway.  And so – and I would also say – right – then as we go through this I will say there will be some G&E here, we just don’t know what it is.  I mean that’s, it’s not going to be zero.  And, it probably won’t be exactly identical to what it is today.  And, I would say that’s the same story in St. Paul.  Right, there’s going to be changes – there’s some who are going to want to consolidate here.  There’s going to be some who are going to consolidate elsewhere.  And that’s the hard part.  I would say, that’s the situation.  And, I don’t think the building thing has got anything. . . .

MR. FYRWALD:	No.
MR. BAKER:	You guys are under this …
MR. FYRWALD:	That’s separate.
MR. BAKER:	I mean, we’re probably in the same … right. You want a nice place for your folks to work that is cost competitive.
MR. FYRWALD:	Yep.